SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For December 22, 2004

Commission File Number 0-15742

UNITED BUSINESS MEDIA PLC
(name of registrant)

Ludgate House
245 Blackfriars Road
London SE1 9UY
United Kingdom
(address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    __________

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    __________

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

Yes ☐	No ☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    ________

UNITED BUSINESS MEDIA PLC

Form 6-K Items

1.       Press release dated December 22, 2004

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNITED BUSINESS MEDIA PLC

Dated: December 22, 2004	By:	/s/ ANNE C. SIDDELL

	Name:	Anne C. Siddell
	Title:	Group Company Secretary